450 Lexington Avenue : New York, NY 10017 : 800.468.7526

May 10, 2024

VIA EDGAR

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Ameen Hamady

Ms. Kristina Marrone

Re:	Brixmor Property Group Inc. Form 10-K for the year ended December 31, 2023 filed February 12, 2024 Form 8-K filed February 12, 2024 File No. 001-36160

Dear Mr. Hamady and Ms. Marrone:

On behalf of Brixmor Property Group Inc. (“Brixmor”), this letter is in response to your letter dated April 29, 2024, to Brixmor (the “Comment Letter”), relating to Brixmor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and Brixmor’s Current Report on Form 8-K, each filed on February 12, 2024. The headings and numbered paragraphs of this letter correspond to the heading and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Exhibit 99.2, page iv

1.	We note your disclosure of net principal debt to adjusted EBITDA, which is a non-GAAP financial measure. Please revise to include the disclosures required by Item 10(e) of Regulation S-K, including a reconciliation of the components of the ratio to the most comparable GAAP measures.

Response: Brixmor respectfully acknowledges the Staff’s comment and advises the Staff that in future earnings releases filed pursuant to Item 2.02 of Form 8-K that include the ratio of net principal debt to Adjusted EBITDA, Brixmor will include the disclosures required by Item 10(e) of Regulation S-K.

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If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (610) 834-7799. We thank you in advance for your attention to the above.

Sincerely,

/s/ Steven T. Gallagher
SVP, Chief Accounting Officer & Interim Chief Financial Officer
Brixmor Property Group Inc.

cc:	Michael E. McTiernan, Hogan Lovells US LLP